Exhibit (d)(4)

CONFIDENTIAL

November 20, 2020

Tim Walbert

Horizon Therapeutics plc

Chairman, President and Chief Executive Officer

CONNAUGHT House, 1st Floor

1 Burlington Road, Dublin 4, D04 C5Y6

Ireland

Ladies and Gentlemen:

Thank you again for your most recent letter of November 16, 2020 updating the non-binding proposal of Horizon Therapeutics plc (“Horizon”) to acquire 100% of the fully-diluted securities of Viela Bio, Inc. (the “Company”). As we discussed, in order to induce the Company to engage in further discussions regarding a negotiated transaction with Horizon (the “Transaction”) and to provide requested additional due diligence to Horizon and related access to the Company and its Representatives (which ongoing discussions and diligence the Company has consented to participate in), the Company requires Horizon to agree to and will agree to the following:

1. For a period of twelve (12) months from the date hereof (the “Standstill Period”), none of Horizon or its controlled affiliates or any of the Horizon’s Representatives on behalf of Horizon shall, directly or indirectly, alone or acting in concert with any other person or entity:

(a)

acquire or offer to acquire, seek, propose or agree to acquire, by means of a purchase, agreement, business combination or in any other manner, beneficial ownership of any voting securities of the Company, including rights or options to acquire such ownership, or a material amount of the assets of the Company;

(b)

knowingly seek or propose to influence, change or control the, management, Board of Directors, governing instruments or policies of the Company, including, without limitation, by means of a solicitation of proxies (as such terms are defined in Rule 14a-1 of Regulation 14A promulgated pursuant to Section 14 of the Securities Exchange Act of 1934 (the “Exchange Act”), disregarding clause (iv) of Rule 14a-1(l)(2) and including any exempt solicitation pursuant to Rule 14a-2(b)(1) or (2)), or knowingly seek to influence, advise or direct the vote of any holder of voting securities of the Company;

(c)

advise, assist or knowingly encourage any third party, or enter into any discussions, negotiations, arrangements or understandings with any third party to take any actions which, if taken by such third party, would be prohibited by this provision; or

(d)	publicly disclose any intention, plan or arrangement to do any of the foregoing.

Notwithstanding the foregoing, the restrictions set forth in this provision shall not restrict Horizon from making a confidential, non-public offer or proposal to (or negotiate with) the Board of Directors or senior management or external financial advisors of the Company for a potential transaction in respect of a tender or exchange offer, merger or other business combination, or any other of the transactions described in Section 1(a); provided, that the making thereof would not reasonably be expected to require public disclosure thereof by the Company or Horizon under applicable law or listing standards of any securities exchange. In addition, this provision shall be inoperative and have no force or effect if and when (i) any party unaffiliated with the Company initiates a tender or exchange offer for more than 50% of the outstanding equity securities of the Company which the Company’s Board of Directors recommends for at any time, or fails to recommend against within ten (10) business days after the commencement thereof (or subsequently withdraws any such recommendation against), or (ii) the Company enters into a definitive agreement with a third party for a transaction involving more than 50% of the Company’s equity securities or all or substantially all of the Company’s and its subsidiaries’ assets (taken as a whole) (whether by merger, business combination, tender or exchange offer or otherwise) Following the end of the Standstill Period, nothing herein (including the prohibitions on use and disclosure set forth in the NDA) shall, directly or indirectly, prevent or otherwise limit Horizon and its Representatives from taking any actions referred to in clauses (a)-(d) of this Section 1 or related thereto, and in each case without notice to or consultation with the Company. The restrictions in clauses (a)-(d) of this Section 1 shall not apply to any investment in any securities of the Company (in the case of common stock or securities convertible into common stock, not exceeding 1% of the Company’s then outstanding shares of common stock) by or through passive investments for cash management purposes or by or on behalf of any pension or employee benefit plan or trust.

2. Horizon and the Company shall not, and shall cause their respective Representatives not to, disclose to any other person or entity the fact that discussions or negotiations between the parties are taking place, may take place or have taken place concerning the Transaction (including the status thereof), or the proposed terms of the Transaction between the Parties or the identity of the other Party or its affiliates (any of the foregoing information being referred to as “Transaction Information”), except that Horizon and the Company, as applicable, may make such disclosure if it is advised by outside legal counsel that such disclosure is required by law, regulation, binding court order or document discovery request, including applicable securities laws, rules and regulations and the rules of any applicable securities exchange, subject to compliance with the paragraph no. 7 of the Mutual Nondisclosure Agreement executed by and between the Company and Horizon on July 15, 2020 (the “NDA”). This provision is intended to be additive to the NDA, and the terms of the NDA are otherwise unaffected and fully in effect. For the avoidance of doubt, the Parties agree that nothing herein shall restrict the Company or any of its Representatives from engaging in discussions with any other person or entity about a potential strategic transaction, provided the Company complies with this letter agreement and the NDA.

3. While the Parties are mutually pursuing a potential Transaction, Horizon and its Representatives shall maintain contact with the Company and its Representatives only through Goldman Sachs and any Company executives, Representatives or other advisors specifically identified by or agreed to by the Company.

For purposes of this letter agreement, “Party” shall mean each of Horizon and the Company; “Representatives” shall include (i) any subsidiary or other controlled affiliate of a Party and (ii) any officer, director, partner, member, employee, agent, manager, contractor, advisor, affiliate or other representative of a Party or of any of a Party’s subsidiaries or other controlled affiliates. This letter agreement shall be governed by and construed solely in accordance with the laws of the State of Delaware. Without prejudice to any other rights or remedies a Party may have, each Party acknowledges and agrees that money damages would not be an adequate remedy for any breach of this letter agreement by the other Party and that the Company shall also be entitled to the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of this letter agreement.

If you are in agreement with the foregoing, please indicate your acceptance by signing below and returning an executed copy of this letter to us.

Best regards,

VIELA BIO, INC.

/s/ Zhengbin (Bing) Yao
Bing Yao, Ph.D.
Chairman and Chief Executive Officer

AGREED TO AND ACCEPTED
AS OF THIS 20th DAY OF NOVEMBER, 2020:

HORIZON THERAPEUTICS PLC

/s/ Timothy P. Walbert
Tim Walbert
Chairman, President and Chief Executive Officer

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